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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2003	September 30, 2002
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,581,335	2,647,924
.
Total Diluted Shares	2,632,708	2,686,789

Net Income	$ 916,381	$ 906,939

Basic Earnings Per Share	$ 0.36	$ 0.34

Diluted Earnings Per Share	$ 0.35	$ 0.34